MIGENIX Inc. 102 - 2389 Health Sciences Mall Vancouver, BC V6T 1Z3 Canada
|CEO MESSAGE|

February 15, 2008

As I began drafting this edition of my CEO Message, it became clear that the most important thing to communicate – and for everyone to understand – is that, for MIGENIX, the next year is expected to shape our future.  And the main reason is this:

As most of you know, on average it takes biotech and pharma companies over a decade to advance a drug through the development process and into commercialization.  And now finally, this year – 2008 – our latest-stage product, known by many as “226”, and now named Omigard™, will complete a confirmatory, pivotal Phase III study for preventing catheter-related hospital infections which, if positive, is expected to lead to the submission of a New Drug Application (or “NDA”) for marketing approval in the US.  That is a key event for any biotech company – both from value-driving and sustainability perspectives – since an approved and marketed product generally means the beginning of revenues.

I’m sure you can appreciate how much we are looking forward to having the distinction of being counted among the relatively few revenue-producing biotech companies.  Undoubtedly, a steady flow of cash from royalty revenues will allow us to better address the challenges and setbacks inherent in drug development, and advance our pipeline more effectively.  We call this a “foundational” situation since it can help stabilize our financial position and form the base for long-term sustainability.  Most importantly, though, is that it seems the emergence from a “low tier” (micro cap) biotech company like us to a “high tier” (larger cap) biotech company like Gilead or Vertex, includes revenue generation as a key component.  And with our pipeline and people, we believe 2008 will position us to move in that direction.

Our partner in the Omigard program, Cadence Pharmaceuticals, is in the process of completing enrollment in the international Phase III study mentioned above – which they expect will occur in the second quarter (just a few months from now). They then plan to report the results in the second half of this year, and if the results are positive, expect to submit the NDA for marketing approval to the US FDA in the first half of 2009 – which, when accepted for filing, triggers the first milestone payment to us of the US$27 million in potential milestone payments from Cadence under our partnership agreement.

Based on the Fast-Track designation of this product, there is the possibility of a priority FDA review, where the average approval time is approximately 6 months (rather than the standard review time of 12 months or greater). Upon market approval, we will then receive another milestone payment from Cadence and, upon launch of the product, begin receiving revenue with our double-digit royalty on sales.  Since Cadence also has European rights, there are parallel milestones and royalties for Europe as well.  In addition, with positive Phase III results, we would expect to complete a rest-of-world (ROW) partnership, with the accompanying up-front and milestone payments, followed by an expected royalty on sales once launched in those territories.

So this Phase III Omigard study and the consequences of a positive outcome are major factors in creating value and building sustainability for MIGENIX.   And this is all quite near-term.

What makes this situation even more exciting for us is the relatively high likelihood of getting a positive outcome, which is not very common in biotech.  Since this drug candidate has already completed one Phase III study, with statistically significant results in the primary endpoint required for approval under a Special Protocol Assessment (SPA) agreement with the US FDA, the chances of getting a positive clinical outcome to this study are relatively high and the chances for getting regulatory approval of the product with positive results is also relatively high.

The main point of this CEO Message, therefore, and the most crucial thing to understand about MIGENIX today, is the great opportunity we have with Omigard this year to break out of “the rut” we have been in for so long and create significant value as one of the few revenue-producing companies in biotech.  With that said, let me mention a few other key factors for 2008.

The first involves the recent addition of a 600 mg celgosivir dosage arm to the Phase II HCV viral kinetics study we are currently conducting (see our press release dated January 31, 2008).

Inherent in the quest for any new HCV product is the high risk associated with the development of such a compound.  This past year or so has provided lots of evidence of this development risk, with the significant decline in value of companies like Idenix, Viropharma, Coley and Anadys – all companies who experienced substantial declines in market value due at least partly to clinical failures or setbacks with their leading HCV drugs.  Even Vertex Pharmaceuticals, a multi-billion dollar company, lost substantial value (about $2 billion) partially due to not meeting expectations with their leading HCV drug. Our job, like that of our colleagues at these other companies, is to manage these types of development challenges and address the setbacks so we can succeed long-term.

And that’s exactly what we have done, and will continue to do, at MIGENIX.

Importantly, we are very fortunate to have been able to move aggressively to get regulatory and Institutional Review Board (IRB) approvals on the amendment to our current clinical trial while we already had this study up and running (i.e. the currently enrolling viral kinetics study mentioned previously). This has saved us considerable time and expense.  Since we can simply incorporate the new 600 mg dose into our current study, we do not have to go through the longer and much more expensive process of getting another study up and running – which could have taken an additional year (or more) and well into the millions of dollars to complete.  By incorporating the new dose into an already ongoing study, it means just a few months and minimal extra cost above the original study plan.  Concurrent with this clinical process, we continue with celgosivir partnering discussions as another potential value driving opportunity for us.

So with these two programs alone – Omigard and celgosivir – we expect a lot of progress in 2008 and into 2009.  And although I didn’t take time in this CEO Message to talk about everything we’re looking forward to in the next year or so, here’s what we expect:

Omigard (prevention of catheter-related infections):

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Phase III results in H2/08

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NDA submission in H1/09 with the associated milestone payment

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ROW partnership (with the associated up-front payment)

Celgosivir (hepatitis C virus):

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Phase II viral kinetics study results (including 600 mg) in Q3/08

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Partnership (with the associated up-front payment)

CLS001 (rosacea and other dermatologic conditions):

•

Enter Phase III clinical development (with associated milestone payment)

MX-2401 (serious bacterial infections):

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Further advancement through preclinical development (clinicals could begin in 2009)

This is significant potential news flow – even for a much larger biotech company.   We intend to capitalize on this news flow as a catalyst to our goal of becoming one of those “top tier” biotech companies I mentioned previously.   And we will do it while continuing to manage our cash very tightly – something which is part of our culture here at MIGENIX. We will do all of this partly by continuing our commitment to do whatever it takes to succeed over the long-term and by communicating regularly on our progress as we have done consistently in the past.

Sincerely,

Jim DeMesa, MD

President and CEO

FORWARD-LOOKING STATEMENTS

This CEO Message contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward-looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy, future operations, timing and completion of clinical trials, prospects, plans and objectives of management. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur.

Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this CEO Message include, but are not limited to, statements concerning our expectations for: Cadence Pharmaceuticals completing enrollment in the Phase III OmigardTM trial in the second quarter of 2008, with results available in the second half of 2008 and if the results of this trial are positive, Cadence submitting a new drug application (NDA) for OmigardTM in the first half of 2009; MIGENIX becoming a revenue producing company with steady cash flow from royalty revenues; celgosivir Phase II viral kinetic results in the third quarter 2008; CLS001 entering into Phase III clinical development; partnerships; and other progress expected in 2008 and into 2009.

With respect to the forward-looking statements contained in this CEO Message, we have made numerous assumptions regarding, among other things: Cadence’s ability to enroll sufficient patients to complete the OmigardTM Phase III trial; the adequacy of the OmigardTM trial design to generate data that are deemed sufficient by regulatory authorities to support potential regulatory filings, including acceptance and approval of an NDA, for OmigardTM; Cadence’s ability to launch and market OmigardTM successfully; Cutanea Life Sciences’ ability to manage, fund and advance CLS001 into Phase III; the adequacy of the CLS001 Phase II results for regulatory authorities to support advancing to Phase III; our ability to manage licensing opportunities and arrangements; our ability to initiate, fund and complete non-clinical studies, clinical studies, manufacturing and all ancillary activities within our expected timelines; and future expense levels being within our current expectations.

Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including: dependence on corporate collaborations; potential delays; uncertainties related to early stage of technology and product development; uncertainties as to the requirement that a drug be found to be safe and effective after extensive clinical trials and the possibility that the results of such trials, if completed, will not establish the safety or efficacy of our products; uncertainties related to launching and marketing a new product; uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns; the possibility that opportunities will arise that require more cash than presently anticipated and other uncertainties related to predictions of future cash requirements; and other risks and uncertainties which may not be described herein. Certain of these factors and other factors are described in detail in the Company's Annual Information Form and Annual Report on Form 20-F for and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission.

Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.